FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of December 12, 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Extraordinary General Meeting of Shareholders

IFCO Systems N.V. (the “Company”) has called an Extraordinary General Meeting of its shareholders to be held on 29 December 2003, for the purposes described in the Notice Calling an Extraordinary General Meeting dated 9 December 2003 (the “Notice”), a copy of which is attached to this Report as Appendix A. The Notice will be published on or before 14 December 2003 in Germany and The Netherlands. On or about 12 December 2003, the Notice will also be sent to all registered holders of the Company’s ordinary shares reflected on the Company’s New York share register and as soon as possible thereafter to the beneficial holders of shares reflected on the Company’s New York share register.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: December 12, 2003	By:	/s/ MICHAEL W. NIMTSCH

Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

ANNEX A

[IFCO SYSTEMS LOGO]

IFCO SYSTEMS N.V.

Rokin 55

1012 KK Amsterdam, The Netherlands

NOTICE CALLING AN EXTRAORDINARY GENERAL MEETING

The shareholders of IFCO Systems N.V. (the “Company”) are invited for an Extraordinary General Meeting that will be held on Monday, 29 December 2003, 11.30 a.m. local time, at the offices of Houthoff Buruma Lawyers, located at Parnassusweg 126, 1076 AT, Amsterdam, The Netherlands.

The agenda for this Extraordinary General Meeting is as follows:

1.	Opening.
2.	Adoption of the 2002 Annual Accounts (the “Dutch 2002 Annual Accounts”).
3.	Discharge of the members of the Board of Directors for the fulfilment of their duties during the financial year 2002.
4.	Acceptance of the resignation of the three current Directors C as members of the Board of Directors under full discharge.
5.	Appointment of three new Directors C as members of the Board of Directors.
6.	Closing.

The Dutch 2002 Annual Report, Dutch 2002 Annual Accounts, and auditor report, are available for shareholders of the Company at the offices of the Company in Amsterdam, The Netherlands and with Bayerische Hypo- und Vereinsbank AG (Arabellastraße 12, 81925 München, Germany), being the paying agent as referred to in the rules relating to securities of the Frankfurt Stock Exchange.

Shareholders will be considered as shareholders if (i) they are registered in the share register administered by the Company, (ii) they are registered in the register administered by Deutsche Bank AG (60 Wall Street New York, NY, 10005, USA) and/or its affiliated institutions, or (iii) they are holding bearer shares through the clearing system of Clearstream Banking AG (Neue Börsenstrasse 1, 60487 Frankfurt am Main, Germany), at the close of business on 22 December 2003 (the “RecordDate”), irrespective of who at the time of the Extraordinary General Meeting is entitled to the shares.

Holders of bearer shares, who wish to attend the Extraordinary General Meeting (in person or by proxy) shall only have access to the Extraordinary General Meeting if they have made a deposit no later than the Record Date, in the way that, until the expiry of the Record Date, the shares are held in a blocked securities account of Bayerische Hypo- und Vereinsbank AG or one of its branches or for and on behalf of Bayerische Hypo- und Vereinsbank AG by a bank or a credit institution. The certificate to be issued by the depositaries in respect of the holding of shares in a blocked securities account must be submitted to the Company’s postal address (PO Box 990; 1000 AZ Amsterdam, The Netherlands) or to Bayerische Hypo- und Vereinsbank AG by 23 December 2003, at the latest. Such certificates and the breakdown of shares held in blocked securities accounts issued by Bayerische Hypo- und Vereinsbank AG constitute the register referred to in article 2:119 of the Dutch Civil Code.

Holders of registered shares, beneficial shareholders holding their shares through Cede & Co. on the Company’s New York share register, and other parties with meeting rights who wish to attend the Extraordinary General Meeting (in person or by proxy) shall only have access to the Extraordinary General Meeting if they have expressed their desire to do so to the Company in writing at the Company’s postal address (PO Box 990; 1000 AZ Amsterdam, The Netherlands) no later than the Record Date. Holders of registered shares for which share certificates have been issued must state the identifying numbers of their share certificates.

Shareholders and other parties with meeting rights, who wish to be represented at the Extraordinary General Meeting by means of a proxy, must notify the Company thereof and submit their proxy to the Company no later than on the Record Date.

The Company and the Board of Directors are not soliciting proxies for the Extraordinary General Meeting and no proxy statement will be distributed.

THE BOARD OF DIRECTORS

Amsterdam, The Netherlands

9 December 2003

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